Exhibit 21

CARBO CERAMICS INC.

SUBSIDIARIES

NAME OF ENTITY	JURISDICTION OF ORGANIZATION	PERCENTAGE OWNED

CARBO Ceramics (Mauritius) Inc.	Mauritius	100%
CARBO Ceramics (China) Company Ltd.	China	100%
CARBO Ceramics Cyprus Ltd.	Cyprus	100%
CARBO Ceramics (Eurasia) LLC	Russia	100%
CARBO International, Inc.	Delaware, USA	100%
Asset Guard Products Inc. (formerly known as Falcon Technologies and Services, Inc.)	Delaware, USA	100%
StrataGen, Inc.	Delaware, USA	100%